UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 3, 2003, and entitled “Orbotech Announces Third Quarter 2003 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at September 30, 2003.

3.	Registrant’s Condensed Consolidated Statement of Operations for the Nine Month and Three Month Periods ended September 30, 2003.

*         *         *         *         *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

COMPANY CONTACTS:
Adrian Auman, Corporate Vice President	Michelle Harnish
Investor Relations, Director of Finance	Marcom Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES THIRD QUARTER 2003 RESULTS

YAVNE, ISRAEL—November 3, 2003—ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2003.

Revenues for the third quarter of 2003 were $57.3 million, compared to $54.2 million recorded in the third quarter a year ago. Net income for the third quarter of 2003 was $2.0 million, or $0.06 per share (diluted), compared with a net loss of $2.0 million, or $0.06 per share (diluted), for the third quarter last year.

Revenues for the first nine months of 2003 were $166.1 million, compared to $159.5 million recorded in the same period in 2002. Net income for the first nine months of 2003 was $4.3 million, or $0.13 per share (diluted), compared with a net loss for the same period last year of $6.0 million, or $0.19 per share (diluted). Excluding a restructuring charge of $1.6 million, net of taxes, in that period, the reported net loss for the first nine months of 2002 was $4.4 million, or $0.14 per share (diluted).

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $20.9 million in the third quarter of 2003, compared to $18.5 million in the second quarter of 2003 and $20.8 million in the third quarter of 2002. Sales of equipment to the PCB industry relating to assembled PCBs were $3.7 million, compared to $6.1 million in the second quarter this year, and $4.1 million in the third quarter of last year. Sales of flat panel display (“FPD”) inspection equipment were $13.8 million, compared to $12.0 million in the second quarter of 2003, and $11.7 million in the third quarter of last year. Sales of automatic check reading products were $2.2 million in the third quarter of 2003, compared to $1.8 million in the second quarter of 2003, and $2.2 million in the third quarter of last year. In addition, service revenue for the third quarter increased to $16.7 million from $16.2 million in the second quarter, and $15.4 million recorded in the third quarter of 2002.

The Company completed the quarter with cash equivalents and short-term and long-term cash investments of approximately $160 million, compared with cash, cash equivalents and short-term investments of approximately $157 million at the end of the second quarter, reflecting a positive operating cash flow of approximately $4.5 million for the quarter. Non-operating disbursements totaled approximately $1.5 million, mainly for capital expenditures and investments in two private Israeli technology companies.

The Company succeeded in posting a third consecutive profitable quarter, and recorded improved gross and operating margins. While there have been some positive indications in respect of the bare PCB industry, as evidenced by increased revenues and deliveries for the Company’s bare PCB products, demand for assembled PCB inspection equipment continues to be affected by the hesitancy of electronics manufacturers in making capital equipment expenditures under the current economic conditions. The Company is experiencing increased demand for its FPD inspection equipment, which is a function of the growing capital investments being made by FPD manufacturers in order to meet faster-than-anticipated demand for thin film transistor liquid crystal displays.

Commenting on the results, Yochai Richter, Chief Executive Officer, said: “Our positive results for the quarter reflect the Company’s ongoing investments in selective product technology, and its strong managerial controls. We firmly believe that the Company’s commitment to its customers, and our leading position at the technological forefront of the industries we serve, has been of critical importance to customers during the economic downturn, and will continue to be so as the business climate slowly improves.”

An earnings conference call is scheduled for Monday, November 3, 2003, at 9:00 a.m. EST. The dial-in number for the conference call is 773-756-4618, and a replay will be available, on telephone 402-220-4776, until November 17, 2003. The pass code is Q3. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other check processing organizations. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2003

	September 30 2 0 0 3	December 31 2 0 0 2
	(Unaudited)	(Audited)
	U. S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	144,303	96,687
Short-term investments	15,000	34,781
Accounts receivable:
Trade	81,999	85,705
Other	24,980	23,789
Inventories	58,475	68,441

T o t a l current assets	324,757	309,403

INVESTMENTS AND NON-CURRENT RECEIVABLES:
Long-term investments	1,000	18,638
Investments in companies	11,331	7,622
Non-current trade receivables	384	307
Funds in respect of employee rights upon retirement	13,371	11,243
Deferred income taxes	1,710	1,996

	27,796	39,806

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	19,649	21,784

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	14,376	16,176

	386,578	387,169

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liability	3,130	2,976
Accounts payable and accruals:
Trade	14,533	15,237
Other	38,676	42,436

T o t a l current liabilities	56,339	60,649

LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT	21,902	19,180

LONG-TERM LIABILITY TO THE GOVERNMENT OF ISRAEL, net of current maturity	8,861	11,906

T o t a l liabilities	87,102	91,735

SHAREHOLDERS' EQUITY:
Share capital	1,614	1,612
Additional paid-in capital	96,441	95,423
Deferred stock compensation	(772)	(471)
Retained earnings	225,404	221,101
Accumulated other comprehensive income	(887)	93
Less treasury stock, at cost	(22,324)	(22,324)

T o t a l shareholders' equity	299,476	295,434

	386,578	387,169

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003

	9 m o n t hs e n d e d S e p t e m b e r 3 0		3 m o n t h s e n d e d S e p t e m b e r 3 0		12 months ended December 31
	2 0 0 3	2 0 0 2	2 0 0 3	2 0 0 2	2 0 0 2
	(Unaudited)		(Unaudited)		(Audited)
	U.S. dollars in thousands (except per share data)
REVENUES	166,089	159,500	57,267	54,196	216,368

COST OF REVENUES	95,714	96,105	32,568	33,498	130,284

GROSS PROFIT	70,375	63,395	24,699	20,698	86,084

RESEARCH AND DEVELOPMENT COSTS—net	29,570	31,042	9,818	10,140	42,193

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	35,331	37,340	12,031	12,803	50,184

AMORTIZATION OF INTANGIBLE ASSETS	1,800	1,881	600	627	2,521

RESTRUCTURING COSTS		1,888			10,733

OPERATING INCOME (LOSS)	3,674	(8,756)	2,250	(2,872)	(19,547)

FINANCIAL INCOME—net	1,756	1,954	302	729	2,888

INCOME (LOSS) BEFORE TAXES ON INCOME	5,430	(6,802)	2,552	(2,143)	(16,659)

TAXES ON INCOME	725	(965)	329	(242)	(1,099)

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY, ITS SUBSIDIARIES AND JOINT VENTURE	4,705	(5,837)	2,223	(1,901)	(15,560)

SHARE IN LOSSES OF AN ASSOCIATED COMPANY	(402)	(144)	(180)	(144)	(233)

NET INCOME (LOSS) FOR THE PERIOD	4,303	(5,981)	2,043	(2,045)	(15,793)

EARNINGS (LOSS) PER SHARE:
BASIC	$0.13	($0.19)	$0.06	($0.06)	($0.49)

DILUTED	$0.13	($0.19)	$0.06	($0.06)	($0.49)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE:
BASIC	32,000	31,962	32,042	31,962	31,972

DILUTED	32,222	31,962	32,497	31,962	31,972

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg Corporate Vice President for Finance and Chief Financial Officer

Date:      November 4, 2003